UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Messier 31 Inc.

Legal status of issuer

Form
C-Corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 5, 2018

Physical address of issuer
930 Alabama Street, San Francisco, CA 94110, USA

Website of issuer
https://pngme.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
- [x] Yes
- [ ] No

Oversubscriptions will be allocated:
- [ ] Pro-rata basis
- [x] First-come, first-served basis
- [ ] Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 4, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2018)	Prior fiscal year-end
Total Assets	$9,608	n/a
Cash & Cash Equivalents	$0	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$10,000	n/a
Long-term Debt	$0	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold	$0	n/a
Taxes Paid	$0	n/a
Net Income	-$23,128	n/a

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 6th, 2019

Messier 31 Inc.

Up to $1,070,000 of Crowd Notes

Messier Inc. (“Pngme”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 4, 2019. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by October 4, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 27, 2019 will be permitted to increase their subscription amount at any time on or before October 4, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after September 27, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 27, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at https://pngme.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/pngme

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Messier 31 Inc. (the Company) was incorporated on December 5, 2018, under the laws of the State of Delaware. The Company is an all-inclusive mobile finance platform with payments, savings, and a digital-footprint-based credit score. The Company is based in San Francisco, California.

The Company's website is https://pngme.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/pngme and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	October 4, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 12 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred an accumulated deficit from inception of approximately $23,000 which among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from the issuance of debt or the sale of stock, its ability to generate profitable revenue from its operations, and its ability to generate positive operating cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's success depends on the experience and skill of its key team members. In particular, the Company is dependent on Brendan Playford and Cate Rung. The loss of the Company's key members could harm the Company's business, financial condition, cash flow, and results of operations. Further, the Company does not have employment contracts in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave Pngme, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The banking market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently has approximately $24,299.75 in cash on hand as of August 6th, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company's international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive digital banking space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and

enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of our products could be impaired.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token Offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such Tokens. Failure by the Company or certain users of the to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special license for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, Tokens may be adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

The future issuance of Tokens may constitute the issuance of a "security" under U.S. federal securities laws. The Company intends to tokenize assets in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with Blockchain technology. The SEC's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,500,000 valuation cap, so you should not view the $6,500,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering,

the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 97% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Pngme aims to be a P2P lending platform featuring payments, savings, and a universal credit score. Our vision is to enable anyone in the world to have democratized access to financial services from their mobile device.

Business Plan

We identified these problems:

- There is no global marketplace for Micro, Small, and Medium-sized Enterprise loans
- There are 200 million MSMEs with $5.2 trillion in unmet financing needs
- Mobile financial services are fragmented and have poor retention rates <23%

We created a solution that will allow MSMEs to:

- Access a global P2P lending and finance marketplace
- Create a universal credit score instantly using digital footprint data
- Have a unified banking experience from their mobile device thereby increasing retention rates to 45%

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our goal is to create an efficient lending marketplace that lowers the cost of capital for institutional borrowers and Micro Small and Medium-sized Enterprises while providing lenders competitive rates of return.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($500,000)	% if Maximum Amount Raised ($1,070,000)
Engineering	60%	60%	50%
Business Development	15%	15%	25%
Operations	10%	10%	10%
Legal, Regulatory, & Compliance	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brendan Playford	CEO	CEO at Constellation Labs Demand Generation Manager at DroneDeploy
Cate Rung	COO	Chief of Staff at Constellation Labs Growth Marketing Manager at Uber

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 full-time team members and 6 part-time team members.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,185,567	Standard	Holders of common stock may vote on the terms of a future financing into which the Crowd Note converts.	100%	n/a

The Company has the following debt outstanding: None.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brendan Playford	3,750,000 Common Stock	60.63%
Cate Rung	2,250,000 Common Stock	36.38%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Messier 31 Inc. (the Company) was incorporated on December 5, 2018, under the laws of the State of Delaware. The Company is an all-inclusive mobile finance platform with payments, savings, and a digital-footprint-based credit score. The Company is based in San Francisco, California.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $24,299.75 in cash on hand as of August 6th, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Friends & Family	16th April 2019	Regulation D	Convertible Notes	$94,000	Product development Engineering Employee salaries Travel Legal & Accounting Operating expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company’s most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company’s common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round"

the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Brendan Playford
(Signature)

Brendan Playford
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Brendan Playford
(Signature)

Brendan Playford
(Name)

CEO
(Title)

August 6, 2019
(Date)

Cathrine Rung
(Signature)

Cathrine Rung
(Name)

COO
(Title)

August 6, 2019
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

MESSIER 31 INC.

FINANCIAL STATEMENTS (UNAUDITED)

PERIOD FROM DECEMBER 5, 2018 (DATE OF INCEPTION)
TO DECEMBER 31, 2018

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

MESSIER 31 INC.

PERIOD FROM DECEMBER 5, 2018 (DATE OF INCEPTION) TO DECEMBER 31, 2018

TABLE OF CONTENTS

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE SHAREHOLDERS
MESSIER 31 INC.

We have reviewed the accompanying financial statements of Messier 31 Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of operations and changes in shareholders' deficit, and cash flows for the period from December 5, 2018 (date of inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred losses, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
July 26, 2019

MESSIER 31 INC.

BALANCE SHEET

DECEMBER 31, 2018

ASSETS	
INTANGIBLE ASSET	$ 9,608
LIABILITIES	
ACCOUNTS PAYABLE	$ 10,000
SHAREHOLDERS' DEFICIT	
COMMON STOCK Par value $.0001; 10,000,000 shares authorized; 6,000,000 issued and outstanding	600
ADDITIONAL PAID-IN CAPITAL	22,136
ACCUMULATED DEFICIT	(23,128)
	(392)
	$ 9,608

See the accompanying Independent Accountants' Review Report and notes.

MESSIER 31 INC.

STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS' DEFICIT

PERIOD FROM DECEMBER 5, 2018 (DATE OF INCEPTION) TO DECEMBER 31, 2018

OPERATING EXPENSES	
Subcontractors	$ 22,530
Software licenses	598
NET LOSS	(23,128)
SHAREHOLDERS' EQUITY - BEGINNING	-
ISSUANCE OF COMMON STOCK	22,736
SHAREHOLDERS' DEFICIT - ENDING	$ (392)

See the accompanying Independent Accountants' Review Report and notes.

MESSIER 31 INC.

STATEMENT OF CASH FLOWS

PERIOD FROM DECEMBER 5, 2018 (DATE OF INCEPTION) TO DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (23,128)
Adjustments to reconcile net loss to net cash used in operating activities:	
Cash provided by changes in accounts payable	10,000
Net cash used in operating activities	(13,128)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of intangible asset	(9,608)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional paid-in-capital	22,136
Issuance of common stock	600
Net cash provided by financing activities	22,736
NET ACTIVITY IN CASH	-
CASH - BEGINNING OF PERIOD	-
CASH - END OF PERIOD	$ -

See the accompanying Independent Accountants' Review Report and notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Messier 31 Inc. (the Company) was incorporated on December 5, 2018, under the laws of the State of Delaware. The Company is an all-inclusive mobile finance platform with payments, savings, and a digital-footprint-based credit score. The Company is based in San Francisco, California.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced revenue generating operations. The Company's activities since inception have consisted of building a foundation of technology infrastructure, beta-testing the product offering, marketing and efforts to raise funding. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

Intangible Asset

During the period from December 5, 2018 (date of inception) to December 31, 2018, the Company acquired a domain name at the cost of $9,608. Indefinite-lived intangible assets are not amortized, but are tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Due to the asset being acquired in the current period, no impairment analysis was performed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files income tax and/or information returns in the U.S. Federal jurisdiction and various local jurisdictions.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the satisfaction of liabilities in the normal course of business.

The Company has incurred an accumulated deficit from inception of approximately $23,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to generate profitable revenue from its operations and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

3. INCOME TAXES

The deferred tax asset of the Company includes the following components as of December 31, 2018:

Deferred tax asset:

Net operating losses	$ 4,900
Valuation allowance	(4,900)
	$ -

At December 31, 2018, the Company has Federal net operating loss carryforwards of approximately $23,000, which do not expire. A valuation allowance of $4,900 has been recognized to offset the deferred tax asset due to the uncertainty of realizing the benefit of the future tax deductions and loss carryforwards. Due to the recorded valuation allowance, the Company's effective tax rate differs from what would be expected if the Federal statutory rate was applied to the loss before taxes.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Management is currently assessing recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.

5. SUBSEQUENT EVENTS

Convertible Notes

Subsequent to December 31, 2018, convertible notes payable totaling $95,000 were issued. The notes accrue interest at 5% per annum. Notes totaling $70,000 have a pre-money valuation of $2,500,000, mature 24 months from the anniversary of the purchase agreement and include a repayment multiple of 1.5 times the principal balance as described below. Notes totaling $25,000

have a pre-money valuation of $3,500,000, mature 12 months from the anniversary of the purchase agreement and include a repayment multiple of 2 times the principal balance as described below.

At the initial closing of a qualified financing in which the Company's preferred stock is sold in a transaction or related series of transactions with aggregate proceeds of at least $750,000 excluding the aggregate principal balance and accrued and unpaid interest converted pursuant to the terms of the convertible notes and other securities which are convertible, the principal balance of the notes shall be automatically converted into the number of fully paid and non-assessable shares of preferred stock of the Company at the applicable conversion price. The conversion prices means the lesser of a) the price per share paid for the qualified financing shares by the investors and b) the implied price per share of the Company's common stock (on a fully-diluted basis) based on a pre-money valuation of the Company as noted above.

In conjunction with the closing of a change of control transaction prior to a qualified financing, the principal balance shall be either a) repaid at a premium equal to a multiple of the principal balance as noted above as of the closing of such change of control or b) converted into that number of fully paid and non-assessable shares of the Company's common stock by dividing the principal balance by the lesser of 1) the implied price per share of the Company's common stock (on a fully diluted basis) based on a pre-money valuation of the Company as noted above and 2) the price per share of the Company's common stock paid by the acquirer in such change of control.

Crowd Note

Subsequent to December 31, 2018, a crowd note totaling $75,000 was issued. The crowd note accrues interest at 5% per annum, has a discount of 20% and has a maturity date of September 31, 2021.

In the event of a qualified equity financing in which the Company's preferred stock is sold with aggregate proceeds of at least $1,000,000 excluding the aggregate amount of securities converted into preferred stock in connection with such sale or the Company's sale of common stock in an initial public offering, the crowd note shall convert automatically into the number of conversion shares equal to the quotient obtained by dividing the outstanding loan balance by the conversion price prior to the closing of the qualified equity financing. The conversion price will equal the lower of a) the product of one minus the 20% discount and the price paid per share for preferred stock by the investors in the qualified equity financing or b) the quotient resulting from dividing the valuation cap of $6,500,000 by the fully-diluted capitalization immediately prior to the closing of the qualified equity financing.

In the event of a corporate transaction prior to a qualified equity transaction, the crowd note holder will receive the higher value received by either a) obtaining the number of conversion shares equal to the quotient obtained by dividing the outstanding loan balance by the conversion price or b) obtaining the outstanding loan balance. The conversion price will equal the quotient resulting from dividing the valuation cap of $6,500,000 by the fully-diluted capitalization immediately prior to the closing of the corporate transaction. A corporate transaction shall mean 1) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, 2) a merger or consolidation, 3) the transfer of 50% or more of the Company's securities or 4) the liquidation, dissolution or winding up of the Company.

At or after the maturity date of September 31, 2021, the crowd note holder has the option to a) require the Company to pay the outstanding loan balance or b) convert the crowd note into a number of conversion shares equal to the quotient obtained by dividing the outstanding loan balance by the conversion price. The conversion price will equal the quotient resulting from dividing the valuation cap of $6,500,000 by the fully-diluted capitalization immediately prior to the closing of the conversion.

EXHIBIT C

PDF of SI Website


png
. me
A mobile finance marketplace

This presentation contains offering materials prepared solely by Pngme with
Securities, and not subject to FINRA Rule 2210. In addition, this presentatior
looking statements and information relating to, among other things, the con
and strategy, and its industry. These statements reflect management's curre
future events based information currently available and are subject to risks
could cause the company's actual results to differ materially. Investors are
undue reliance on these forward-looking statements as they are meant for il
they do not represent guarantees of future results, levels of activity, perform
all of which cannot be made. Moreover, no person nor any other person
responsibility for the accuracy and completeness of forward-looking stater
duty to update any such statements to conform them to actua

2 universal financial access

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Mobile finance marketplace connecting lenders with borrowers using blockchain technology

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$1,000	$6,500,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Pngme is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Pngme without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Experienced founders with a strong track record: CEO previously founded Constellation Labs and COO was previously at Uber focused on US/CAN driver acquisition
- Advisors include a former partner at 500 Startups and current Advisor to the Omidyar Network; former Principal Engineer at Intel and Principal Data Scientist at Target; Senior Director, US Enterprise Business at PLDT
- Over 15,000 retail users on our pre-launch waitlist
- LOI signed with Nigerian mobile money provider to finance float loans to its network, using the algorithmic credit marketplace that Pngme is building
- LOI received for licensing of our mobile app platform to capture lender demand from the Middle East and Southeast Asia

Fundraise Highlights

- Total Round Size: US $1,200,000
- Raise Description: Pre-Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,500,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Our goal is to create an efficient lending marketplace that lowers the cost of capital for institutional borrowers and Micro Small and Medium-sized Enterprises while providing lenders competitive rates of return.

Pngme aims to be a global mobile finance marketplace connecting lenders and borrowers using blockchain technology. Pngme was founded in 2018 when co-founders Cate and Brendan visited East Africa together. They quickly realized there was an opportunity to lower the cost of credit for businesses in emerging markets by connecting them with capital providers in developed economies looking for high yields.

Today, High Net Worth individuals (HNWI) and institutional investors in developed countries have found it challenging to earn a reasonable return on investments over the last 11 years, as US bond yields have been on average below 2.5%.

On the other hand, institutional and retail borrowers in emerging economies suffer from a constant challenge to access affordable capital from international capital markets, private sector institutional investors, banks, or Microfinance Institutions (MFI). As a result of the lack of affordable capital and high administrative costs, many institutional borrowers, including MFIs, have to pass on very high interest rates to their borrowers, many of whom are financially constrained MSMEs.

There is a clear opportunity to help these institutional borrowers acquire and disburse capital in a more cost-effective manner allowing Pngme to become a platform that serves the $5.2 trillion finance gap affecting 200 million MSMEs. As a result, these borrowers can provide financing to more of the un/underserved population, helping them grow their businesses, while building a stronger economy and future for developing nations.

PROFILE MENU

Over the past 12 months, Pngme has built a team of experts and started building scalable technology to tap into this marketplace through institutional partners on both sides of our marketplace.

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Product & Service

Pngme* is a simple, easy-to-use mobile app that allows lenders to deploy capital to an inventory of borrowers that have a known risk profile which is underwritten with a digital credit score and secured in a number of innovative ways. We aim to simplify the credit process by helping institutional borrowers and MSMEs access affordable credit from a competitive marketplace of lenders.

The Pngme mobile finance marketplace:

- Allows borrowers to access credit and lenders to access above market, low-risk yield directly on our global marketplace
- Has a unique matching algorithm that creates an efficient market lowering the cost of credit for borrowers and maintaining a >5% APY for lenders
- Is supported with a technically advanced and proprietary blockchain infrastructure that disintermediates costly legacy processes, increases transparency of transactions, and verifies and maintains loan repayments
- Ensures appropriate credit risk assessment of qualified borrowers with proprietary credit score model
- Secures institutional loans with escrowed digital assets such as Bitcoin to fully collateralize loans using institutional custodians
- MSME loans are secured using mobile locking where a borrower's device and sim is locked if a payment is missed. Once a payment is brought up to date the phone is unlocked

Go-to-market Strategy & Roadmap:

Our go-to-market strategy is planned in three distinct phases that run over five years. We are rolling out our product in phases to start serving low-risk borrowers whose loans are either fully collateralized or secured using phone locking technology. As we start to prove out our digital credit scoring models we will on-board more borrowers starting with low-risk Microfinance Institutions eventually on-boarding MSMEs directly. Our goal is to offer the largest marketplace of loan inventory with a range of risk and yield profiles. Thereby offering cost effective credit and high yields to both participants in the market.

- Pre-seed (Q3 2019 - Q2 2020): Traction phase
- Seed (Q3 2020 - Q2 2021): Growth phase
- Series A (Q3 2021 - 2023): Scale phase

Revenue model:

Pngme has a simple business model that will allow us to earn revenue by taking a fee from the interest paid back to the lender. Pngme plans to take 20% of the gross interest paid back to the lender as well as a small fee on peer-to-peer payments made in the mobile app.

**Pngme is pre-launch. The above statements reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This section is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.*

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Highlights

Pngme is pre-launch. The above figure represents future offerings and is a mock-up, rather than an image of an actu... ...ture events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes an... ...ance, or achievements.

Overview

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The Team

Founders and Officers




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Brendan Playford
CEO

Brendan studied Physics at University College London in the UK and focuses his time on the technical design and architecture of Pngme. In 2013, he was bitten by the Bitcoin bug, and after mining Dogecoin, he began mining and distributing Antminer hardware betwe...5. Seeing the promise that blockchain could bring to the underserved in the world, he forged a career in the blockchain space after founding Constellation Labs, a highly technical 3rd generation Directed Acyclic Graph. With a deep knowledge of the cryptocurrency space, he moved on from Constellation in July 2018 to focus his attention on the consumer adoption of blockchain technology in developing economies and thus, Pngme was born.

The inspiration for Pngme came from Brenda... ...perience between 2007 – 2014. While working on community biofuel projects, Brendan would lend money to his friend Alan in Tanzania. This helped Alan to build and scale his gemstone business. The cost to send a loan through Western Union was 15-20% of the loan - which was compounded on repayment. Alan was able to grow out of his gemstone mining business and now has a successful online classified ads business (and has taught his wife to code!). When Brendan & Cate went to Africa in 2018, they started searching for a more scalable solution to this process, and when they returned, Pngme was born.



Cate Rung
COO

Cate has spent her career working on driving growth in both B2C businesses and two-sided marketplaces. Having seen success in both of these areas, specifically at Uber where she led driver acquisition using offline marketing channels and led Uber's rebranded driver onboarding process by streamlining the sourcing, production, and distribution of the driver onboarding kit, she is now using all of the skills she learned to build and scale operations and growth of Pngme's two-sided lending and borrowing marketplace.

Cate is passionate about building a business that strives to have both a positive impact on people's lives and provides individuals with economic opportunity. After spending 3 weeks in Africa in July 2018 with Brendan, Cate saw first-hand the opportunity to connect lenders in developed markets with businesses in need of lower-cost credit in emerging markets. When she returned from Africa, Cate turned this passion into her career and has been on a mission to push forward their vision for Pngme.

Key Team Members



Giovanni Valdenegro
Product Designer (Part-time)



Ashley Wilson
Business Operations (Part-time)



Ankit Mishra
Data Science Analyst & Growth (Part-time)



Peter Okwara
Kenya Engineering & East Africa Team (Part-time)



Mashiat Mutmainnah
Data Science Engineer (Part-time)



George Mosomi
Kenya Engineering & East Africa Team (Part-time)

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CodigoDelSur
Front End Development (Contractor)

Notable Advisors & Investors

New Economy Fund
Investor, Multi-strategy blockchain for impact fund



Arjun Arora
Advisor, Former partner at 500 Startups and current Advisor to the Omidyar Network



George Shaw
Advisor, Former Principal Engineer at Intel and Principal Data Scientist at Target



A.S. Oberoi
Advisor, Senior Director, US Enterprise Business at PLDT



Paul Sonier
Advisor, Blockchain Engineering



Richard Titus
Advisor, Serial entrepreneur and coach



Rebecca Salisbury
Advisor, Project & product manager

Antonym
Advisor, OEM for the blockchain and cryptocurrency spaces

Term Sheet

PROFILE MENU

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

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Fundraising Description

Round type:	Pre-Seed
Round size:	US $1,200,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,500,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Pngme has set an overall target minimum of US $500,000 for the round, Pngme must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Pngme's Form C.
Regulation CF cap:	While Pngme is offering up to US $1,200,000 worth of securities in its Pre-Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Engineering
Business Development
Operations
Legal, Regulatory, & Compliance

If Maximum Amount Is Raised


Engineering
Business Development
Operations
Legal, Regulatory, & Compliance

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Pngme's prior rounds by year.

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$7000000
$6500000
$6000000
$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
Other Friends & Family (Convertible)
Current Pre-Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $94,000
Closed Date	Apr 1, 2019
Security Type	Convertible Note
Valuation Cap	US $3,500,000

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred an accumulated deficit from inception of approximately $23,000 which among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from the issuance of debt or the sale of stock, its ability to generate profitable revenue from its operations, and its ability to generate positive operating cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's success depends on the experience and skill of its key team members. In particular, the Company is dependent on Brendan Playford and Cate Rung. The loss of the Company's key members could harm the Company's business, financial condition, cash flow, and results of operations. Further, the Company does not have employment contracts in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave Pngme, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key team members. In particular, the Company is dependent on Brendan Playford and Cate Rung. Currently there are no full-time employees in the Company. There can be no assurance that the key team members will continue to work on the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, the Company does not have employment contracts in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave Pngme, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The banking market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

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The Company's cash position is relatively weak. The Company currently has approximately $24,299.75 in cash on hand as of August 6th, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company's international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive digital banking space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of our products could be impaired.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token Offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such Tokens. Failure by the Company or certain users of the to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special license for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, Tokens may be adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

The future issuance of Tokens may constitute the issuance of a "security" under U.S. federal securities laws. The Company intends to tokenize assets in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with Blockchain technology. The SEC's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,500,000 valuation cap, so you should not view the $6,500,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

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You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 97% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Financials (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (3 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Pngme

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Pngme. Once Pngme accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Pngme in exchange for your securities. At that point, you will be a proud owner in Pngme.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Pngme has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Pngme does not plan to list these securities on a national exchange or another secondary market. At some point Pngme may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Pngme either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Pngme's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Pngme's Form C. The Form C includes important details about Pngme's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

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EXHIBIT D

Investor Deck

png.me

A mobile finance marketplace

This presentation contains offering materials prepared solely by Pngme without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We are building a mobile finance marketplace connecting lenders with borrowers through the use of blockchain

Our vision is to enable anyone in the world to have democratized access to financial services from their mobile device



Brendan Playford
Co-founder

- 6+ yrs of technical Blockchain & FinTech experience
- 10+ years growth & business experience
- Worked on sustainable community fuel initiatives in East Africa from 2007 - 2014
- Former Bitcoin miner and the founder of Constellation Labs

Cate Rung
Co-founder

- Worked at Uber driving their high performance North American driver acquisition strategy
- Over 10 yrs experience in growth Marketing, B2C & B2B
- 3 years of blockchain & FinTech exerience
- Cate has spent time in East Africa with Brendan in 2018



we identified these problems

- There are limited two-sided marketplaces for Micro, Small, and Medium-sized Enterprise loans
- The cost of credit can exceed 200% effective APR for MSME loans
- Institutional and retail lenders get low yield on cash assets < 2.5% APY

we are building a solution

that allows lenders and borrowers to



LTE
100%
Pngme Balance
+ 13.67%
$36,623.00
June 2018
Today
Invite friends, get rewards
INVITE FRIENDS
Let the
it's you
EDIT PRO
Accounts
Checking
Available
$1323.00
Savings
Available
$35,300.00

Access a global **lending** and **finance** marketplace

Lower the **cost of credit** for businesses

Increases cash asset **yield** to > 5% APY for institutional, and retail lenders

Pngme is pre-launch. The above figure represents future offerings and is a mock-up, rather than an image of an actual app. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

the market and technology is at a tipping point

$180bn
in SME loans in 2019
(27% YoY Growth)

Crowdlending liquidity growth

$5.2 trillion
in unmet financing needs
(23% YoY Growth)

A large unserved market

8%+
APY
(Yield in secured blockchain asset markets)

Alternative capital markets

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

we have assembled the team to build this vision



Giovanni Valdenegro
(Product Design)

8+ yrs Product Design, UI/UX in B2C & B2B, led design at DroneDeploy - built the world's largest drone data marketplace



Ashley Wilson
(Business Operations)

USC Business & Finance, Accounting, 6+ years structured data analytics consultant, 6+ years operations at Google & Lyft



Mashiat Mutmainnah
(Data Science Engineer)

UC Berkeley Economics, Applied Mathematics. PwC, founder of she[256] the largest blockchain industry diversity non-profit



Ankit Mishra
(Data Science Analyst & Growth)

Economics, Mathematics, NATO, Ontario Ministry of Energy, 3 yrs Senior Analyst crowdsourcing data in emerging markets



Peter Okwara
(Kenya Engineering & East Africa GTM)

Based in Nairobi, Peter worked with George and launched the EOS blockchain in 2018. With a strong Data Science background, Peter is also working in the blockchain team at Pngme



George Mosomi
(Kenya Engineering & East Africa GTM)

Based in Nairobi, George was integral in launching the EOS blockchain in 2018. George has close ties to the banking system in Kenya as well as the FinTech Sanbox

Brendan and Cate are working full-time while everyone else listed above is part-time.

built an advisory board of industry experts with proven track records



Paul Sonier
(Blockchain Engineering | Antonym)

19+ yrs as software engineer and CTO of our development partner Antonym. Ex Disney, Amazon, Dragonchain, co-chair of Smart Contracts Alliance



Richard Titus
(Advisor & Mentor)

A serial entrepreneur and coach with deep transformation experience in consumer electronics, B2C startups, professional services firms, scale tech-native, and Fortune 500 companies



Becca Salisbury
(Product Management | Part Time)

UCSD Business & Finance, 3 yrs marketing, project & product management in agency with senior operations experience



Arjun Dev Arora
(Advisor)

Arjun is currently "In Residence" at Expa and advises funds, startups, and Fortune 100 companies. He is also an advisor at Omidyar Network and ex-partner at 500 startups



A.S. Oberoi
(Advisor)

Leads global sales and strategic partnerships for PLDT US Limited and PLDT Enterprise Group the largest Philipine-based telco. Advisor and Mentor at YourNest Venture Capital



George Shaw
(Advisor)

Data scientist and technical engineer, built business-defining retail algorithms for Fortune 50 companies - Target and Intel

---

Matt McGraw
(Investor & Advisor)

Matt Wolf
(Advisor | Antonym)

Zach Resnick
(Investor & Advisor)

Gregoire Belhassen
(Advisor)

Jeffery Premer
(Advisor)


USA
Institutional borrower
$50m planned offering
8% lender yield
$1,000,000 potential revenue
Nigeria
Mobile money provider
100,000 loan demand
$500m planned offering
10-15% lender yield
$10,000,000 potential revenue
Indonesia
Potential target
customer
90m users
3m businesses
we have built international traction
and have low credit risk borrower demand with potential partners
The Company has not yet entered into formal agreements with these above listed entities. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


USA
Institutional fund
Mobile app potential customer
Launching Jan 2020
Global
15,000 early registrations
Retail lenders
These registrations were collected by testing our viral
acquisition campaign at a $0.25 CAC
Registrations to beta app users converted at 50%
and have lenders seeking yield
a network of global lenders with scalable capital to deploy
Our go-to-market strategy seeds both sides of our financial marketplace at a low cost
The Company has not yet entered into formal agreements with the above mentioned fund. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



we have a large market to grow into
TOTAL ADDRESSABLE MARKET
THE MSME FINANCE GAP
$5.2 trillion
SERVICE ATTAINABLE MARKET
DIRECT REVENUES OF
over $760bn
23% CAGR
SERVICE OBTAINABLE MARKET
BUSINESS REVENUES OF
$707m
in the next 5 years
capturing 0.23% of the MSME finance gap
This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

our simple business model

yields scalable revenues

WE PLAN TO CHARGE A 20% FEE ON INTEREST PAID TO LENDERS

$11.8bn → 20% → $590m

9.2M LOANS	PLATFORM FEE	REVENUE
$1282 AVG LOAN SIZE	10% AVG LOAN APR	2019 - 2023

Pngme is pre-launch. These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2019 - 2020 go-to-market

uses a defined, focused customer acquisition strategy

TARGET CUSTOMER		PRODUCT		COUNTRIES
INSTITUTIONAL BORROWERS	→	PAYMENTS	→	USA, KENYA, NIGERIA
INSTITUTIONAL LENDERS HIGH NET WORTH LENDERS		LENDING MARKETPLACE		USA

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

our competitive advantage

LOIs Signed

with scalable, low credit risk, regulated companies in our target markets

Blockchain technology

enables low cost transactions to facilitate our global marketplace

Efficient marketplace

with lower lending rates for borrowers and higher yield for lenders

Pngme is pre-launch. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

growth forecast




YEAR 1
$223k
YEAR 2
$2.82m
YEAR 3
$31.6m
YEAR 4
$142m
YEAR 5
$531m

The company is pre-revenue. These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

competitive anaylsis


Lender APY
HIGH
LOW
Cost of credit
HIGH
LOW
Branch
Tala
UI Bank
Kiva
Lidya
Pngme

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements


why will we be successful?
Our team of experts and builders
+
Our innovative blockchain technology
+
Initial two-sided traction in a global market

use of funds

OUR PRE-SEED TAKES US TO A Q2 2020 OR EARLIER SEED ROUND WITH THESE TARGET KPIS

- $2,000,00 loans funded
- $40k loan fee revenue
- $223k in channel partner fees
- 10+ lender & borrower channel partners
- USA, Nigeria, Kenya, Indonesia market coverage

Department	Amount
Engineering	50%
Business Development	25%
Operations	10%
Legal & Regulatory	15%

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

appendix

detailed revenue forecast

	2019	2020	2021	2022	2023
FUNDED LOANS Churn adjusted	88	31.9k	468k	2.12m	7.56m
P2P TRANSACTION FEES	$792	$158k	$2.56m	$11.4m	$44.8m
LOAN INTEREST FEES	$3.96k	$1.58m	$25.6m	$114m	$448m
CHANNEL PARTNER PLATFORM FEE	$220k	$1.08m	$3.39m	$16.2m	$37.8m
TOTAL REVENUE	$223k	$2.82m	$31.6m	$142m	$531m

The company is pre-revenue. These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

market validation

in which fragmentation and poor user experiences persist

WHOLESALE DEMAND

$700m

Lent in over 10m loans

JUMO

LENDING SUPPLY

$1.3b

From 1.8m P2P lenders

kiva

GROSS REVENUE

$100m

2019 forecasted revenue

branch

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements


LTE
100%
Pngme Balance
+ 13.67%
$36,623.00
June 2018
Today
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